
March 22, 2024

Nick Swenson
Chief Executive Officer
Air T, Inc.
11020 David Taylor Drive, Suite 305
Charlotte, NC 28262

Re: Air T, Inc.
    Registration Statement on Form S-3
    Filed March 12, 2024
    File No. 333-277855

Dear Nick Swenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Philip Colton